

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 26, 2016

<u>Via E-Mail</u>
Gary Guidry
Chief Executive Officer
Gran Tierra Energy, Inc.
200, 150 13 Avenue S.W.
Calgary, Alberta, T2R 0V2
Canada

> **Re: Gran Tierra Energy Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 001-34018**

Dear Mr. Guidry:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended December 31, 2015</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 49</u>

<u>Critical Accounting Policies and Estimates, page 68</u>

<u>Goodwill, page 71</u>

1.   We note your disclosure indicating that you performed your impairment test as of December 31, 2015 and concluded that goodwill, related entirely to the Colombia reporting unit, was not impaired. If any of the reporting units are at risk or are reasonably likely to fail step one in a future goodwill impairment test under FASB ASC 350-20-35-4 through 8, please disclose the following:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;

- A description of how the key assumptions were determined for your low, medium, and high valuation cases in estimating the fair value of the Colombia reporting unit;

- A discussion of the degree or extent of uncertainty associated with the key assumptions, including specific details underlying your assessments; and

- A description of any reasonably likely events or changes in circumstances, including consideration of the recent acquisitions, that could negatively affect your key assumptions.

If you have concluded that material goodwill does not exist at any reporting units that are at risk of failing step one, please submit supplementally for review the quantitative and qualitative assessments that you have made in formulating this view.

If you require further clarification or guidance please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of Financial Reporting Release No. 72, as it pertains to disclosures about Critical Accounting Estimates in Management's Discussion and Analysis, codified in FRC §501.14.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources